

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 22, 2012

<u>Via Email</u>
Mr. James Michael Whitfield
Chief Executive Officer
Dynamic Energy Alliance Corporation
Memphis Clark Tower
5100 Popular Avenue, Ste. 2700
Memphis, TN 38137

  Re: Dynamic Energy Alliance Corporation
    Form 10-K for the Year Ended December 31, 2011
    Filed April 16, 2012
    File No. 000-11050

Dear Mr. Whitfield:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Kevin L. Vaughn

          Kevin L. Vaughn
          Accounting Branch Chief